UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 18)

STRATASYS LTD.

(Name of Subject Company)

STRATASYS LTD.

(Name of Persons Filing Statement)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number of Class of Securities)

Vered Ben Jacob, Adv.

Chief Legal Officer

1 Holtzman Street

Science Park, P.O. Box 2496

Rehovot 76124, Israel

Tel: +972-74-745-4029
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

J. David Chertok, Adv. Dr. Shachar Hadar, Adv. Jonathan Atha, Adv. Meitar Law Offices 16 Abba Hillel Road Ramat-Gan 5250608, Israel Tel: +972-3-6103186	Adam O. Emmerich, Esq. Viktor Sapezhnikov, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 18 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Stratasys Ltd., an Israeli company (“Stratasys”), with the Securities and Exchange Commission (the “SEC”) on May 30, 2023. The Statement relates to the unsolicited tender offer by Nano Dimension Ltd., an Israeli company (“Nano”), to purchase up to 25,266,458 ordinary shares, par value NIS 0.01 per share, of Stratasys (“Stratasys ordinary shares”) not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 51% (and at least 46%) of the issued and outstanding Stratasys ordinary shares upon consummation of the tender offer, for $25.00 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase dated May 25, 2023, the Supplement to Offer to Purchase, dated June 27, 2023, the Second Supplement to Offer to Purchase, dated July 10, 2023, and the Third Supplement to Offer to Purchase, dated July 18, 2023, and in the related Third Amended Letter of Transmittal and the related Third Amended Notice of Objection contained in the Tender Offer Statement on Schedule TO filed by Nano with the SEC on July 18, 2023 and July 19, 2023. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(a)(50)	Press Release, dated July 20, 2023					X
(a)(51)	Letter to Investors, dated July 20, 2023					X
(a)(52)	Employee Letter, dated July 21, 2023					X

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2023

STRATASYS LTD.

	By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

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